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                                 EXHIBIT 99

RISK FACTORS

The following summarizes certain risks which Lithia's management believes are specific to its business. These should not be viewed as including all risks to Lithia.

LITHIA OPERATING RESULTS ARE AFFECTED BY SEASONALITY AND THE TIMING OF ITS ACQUISITIONS.
Lithia's business is seasonal with a disproportionate amount of sales occurring in the second and third quarters. Further, Lithia incurs a significant amount of training and integration costs upon the acquisition of each new dealership. Accordingly, due to such seasonality and the timing and frequency of acquisitions, Lithia will likely experience quarter-to-quarter fluctuations in its operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Selected Consolidated Quarterly Financial Data."

FUTURE FUNDING WILL BE NEEDED TO FINANCE FUTURE ACQUISITIONS.
Acquisitions of additional dealerships will require substantial capital investment and could have a significant impact on Lithia's financial position and operating results. Any such acquisitions may involve the use of cash generated through operations, from borrowings or from the issuance of debt or equity securities, either in the public market or to sellers. The use of any financing source could have the effect of reducing the per share earnings of Lithia. Future acquisitions will likely result in the accumulation of additional goodwill and intangible assets, which would result in higher amortization charges to Lithia, and could also reduce earnings.

NEW ACQUISITIONS REQUIRE THE CONSENT OF MANUFACTURERS.
Lithia is required to obtain consent from each relevant manufacturer prior to the acquisition of a dealership franchise. In determining whether to approve an acquisition, a manufacturer considers many factors including the financial condition and ownership structure of the applicant, the number of dealerships owned by the company and the company's performance with those dealerships. Most major manufacturers have now established limitations on the acquisition of new franchisee locations. These include limitations on:

     - the total number of such manufacturers' dealerships that may be acquired by a company;
     - the number of dealerships that may be acquired in any market or region;
     - the percentage of total sales that may be controlled by one dealer group;
     -    the ownership of contiguous dealerships;
     -    the dualing of a franchise with any other brand without consent; and
     -    the frequency of acquisitions

Lithia's ability to meet manufacturer's requirements for acquisitions in the future will have a direct bearing on its ability to complete acquisitions and continue its growth strategy. Because of the public ownership structure of Lithia, management does not believe it could secure approval to acquire any new Saturn, Honda or Acura dealerships without a change in the current policies of the manufacturer or the granting of ownership interests in the subsidiary operating the individual dealerships to the designated dealer principal.

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In determining whether to approve an acquisition by Lithia, a manufacturer also considers factors such as the company's past performance as measured by the manufacturer's customer satisfaction index ("CSI") scores and sales performance at the company's existing franchises. At any point in time, a small percentage of Lithia's franchises will have CSI scores below the manufacturers' sales zone averages or achieved sales performances below the target set by the manufacturer. Failure to maintain satisfactory CSI scores and sales performance goals may adversely affect Lithia's ability to complete additional acquisitions.

LITHIA IS DEPENDENT ON ITS CURRENT KEY PERSONNEL AND ITS SUCCESS IN ATTRACTING ADDITIONAL MANAGEMENT PERSONNEL.
Lithia's success will depend largely on the efforts and abilities of its senior management, particularly Sidney B. DeBoer, Lithia's Chairman and Chief Executive Officer, M. L. Dick Heimann, Lithia's President and Chief Operating Officer, and
R. Bradford Gray, Lithia's Executive Vice-President. Lithia does not have employment or non-compete agreements with any of its key management personnel. Further, Mr. DeBoer and Mr. Heimann are identified in Lithia's dealership franchise agreements as the individuals who control the franchises and upon whose financial resources and management expertise the manufactures have relied upon when awarding such franchises. The loss of either of those individuals could materially adversely affect Lithia's on-going relationship with its vehicle manufacturers. See "Business--Relationships with Automobile Manufacturers."

In addition, Lithia places substantial responsibility on the general managers of its dealerships for the profitability of such dealerships. Lithia has increased its number of dealerships from 7 in December 1996 to 28 as of March 1999. This rapid expansion has resulted in the need to hire additional managers and, as Lithia continues to expand, the need for additional experienced managers will become even more critical. Many dealerships are offered for sale to enable the owner/manager to retire. These potential acquisitions are viable to Lithia only if replacement management can be retained. The market for qualified general mangers is highly competitive. The loss of the services of key management personnel or the inability to attract additional qualified managers could have a material adverse effect on Lithia's business and the execution of its growth strategy.

LITHIA NEEDS TO IMPROVE OPERATIONS IN SOME DEALERSHIPS IT ACQUIRES.
Lithia sometimes acquires dealerships with net profit margins which are materially below the its historical average net profit margin. In order to maintain its current net profit margin and to make the acquisitions profitable, Lithia needs to successfully install new management and sales technicians in the dealership. No assurance can be given that Lithia will be able to improve the profitability of those dealerships.

LITHIA IS DEPENDENT ON FUTURE ACQUISITIONS FOR ITS GROWTH.
The U.S. automobile industry is considered a mature industry in which minimal growth is expected in unit sales of new vehicles. Accordingly, a principal component of Lithia's growth in sales is to make additional acquisitions in its existing and new geographic markets.

Lithia's future growth and financial success will be dependent upon a number of factors including its ability to identify acceptable acquisition candidates, negotiate favorable terms, obtain the consent of automobile manufacturers, hire and train professional management and sales personnel at each new dealership, and promptly and profitably integrate the acquired operation into the company. See "Business Growth Strategy."

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